Exhibit 2

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is made May 25, 2010, between Edward F. Feighan (“Seller”) and Matthew D. Walter (“Buyer”).

BACKGROUND INFORMATION

A.           Seller is the owner of certain common shares, without par value, of Bancinsurance Corporation, including the 93,000 common shares, without par value, which are the subject of this Agreement (the “Shares”).

B.           Seller desires to sell, and Buyer desires to purchase the Shares for consideration consisting of cash in the amount of $5.31 per share or a total consideration of $493,830 (the “Purchase Price”) for all the Shares.

STATEMENT OF AGREEMENT

Buyer and Seller (the “Parties”) acknowledge the accuracy of the foregoing Background Information and hereby agree as follows:

ARTICLE I
PURCHASE AND SALE

1.1.           Purchase and Sale.  On the terms and subject to the conditions described in this Agreement, Seller shall sell, assign, transfer, and deliver to Buyer, and Buyer shall purchase from Seller, the Shares in exchange for the Purchase Price.   At the Closing (as defined below), the Purchase Price shall be paid to Seller by wire transfer, and Seller shall cause the Shares to be delivered to Buyer via Direct Registration System book-entry transfer or other mechanism reasonably satisfactory to Buyer.

1.2.           Closing.  The closing of the Purchase (the "Closing") is being held on the date of this Agreement, unless another date is agreed upon in writing by the Parties (in either case, the "Closing Date").

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

2.1.           Representations and Warranties of Seller.  In order to induce Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that the following statements are true, correct, and complete, and Seller acknowledges that each representation and warranty made under this §2.1 is material to Buyer and that Buyer is entering into and performing this Agreement in reliance upon each such representation and warranty:

(a)           Good Title. Seller owns good, absolute, and unencumbered title to the Shares, and no person or entity other than Seller has any right, title, or interest in, to, or against the Shares.

(b)           Capacity.  Seller has the capacity and right to enter into this Agreement and perform all of his obligations under this Agreement without any restriction.

(c)           Enforceability.  This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid, and binding obligation of Seller enforceable against Seller in accordance with its terms.  No other action or proceeding by or in respect of Seller is or was necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement.

2.2.           Representations and Warranties of Buyer.  In order to induce Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller that the following statements are true, correct, and complete, and Buyer acknowledges that each representation and warranty made under this §2.2 is material to Seller and that Seller is entering into and performing this Agreement in reliance upon each such representation and warranty:

(a)           Capacity.  Buyer has the capacity and right to enter into this Agreement and perform all of his obligations under this Agreement without any restriction.

(b)           Enforceability.  This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its terms.  No other action or proceeding by or in respect of Buyer is or was necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement.

ARTICLE III
INDEMNIFICATION

3.1.           Survival of Representations, Warranties, and Agreements.  All representations, warranties, covenants, and agreements of any Party in this Agreement shall survive the execution, delivery, and performance of this Agreement.

3.2.           Indemnification.

(a)           Seller shall indemnify and hold Buyer  harmless from and against any and all losses, liabilities, damages, demands, claims, suits, actions, judgments or causes of action, assessments, costs and expenses, including without limitation interest, penalties, attorneys’ fees, any and all expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation (collectively, "Damages"), enforced against, resulting to, imposed upon, or incurred or suffered by Buyer, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties, covenants, or agreements made by Seller in this Agreement; and

(b)           Buyer shall indemnify and hold Seller harmless from and against any and all Damages enforced against, resulting to, imposed upon, or incurred or suffered by Seller, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties, covenants, or agreement made by Buyer in this Agreement.

ARTICLE IV
MISCELLANEOUS

4.1.           Notices.  All notices and other communications under this Agreement to any Party shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) to that Party at the telecopy number for that Party set forth on the signature page of this Agreement, mailed by certified mail (return receipt requested) to that Party at the address for that Party (or at such other address for such Party as such Party shall have specified in notice to the other Parties), or delivered to Federal Express, UPS, or any similar express delivery service for overnight delivery to that Party at that address, provided that confirmation of such overnight express delivery service is received.

4.2.           Non-Waiver.  No failure by any Party to insist upon strict compliance with any term or provision of this Agreement, to exercise any option, to enforce any right, or to seek any remedy upon any default of any other Party shall affect, or constitute a waiver of, any other Party’s right to insist upon such strict compliance, exercise that option, enforce that right, or seek that remedy with respect to that default or any prior, contemporaneous, or subsequent default.  No custom or practice of the Parties at variance with any provision of this Agreement shall affect or constitute a waiver of any Party’s right to demand strict compliance with the provisions of this Agreement.

4.3.           Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

4.4.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Ohio without regard to principles of conflicts of law.

4.5.           Further Assurances.  Each Party shall execute, acknowledge or verify, and deliver any and all documents which may from time to time be reasonably requested by the other Party to carry out the purpose and intent of this Agreement.

[Signatures contained on next page.]

SELLER:	BUYER:

/s/ Edward F. Feighan	/s/ Matthew D. Walter
Edward F. Feighan	Matthew D. Walter